Exhibit 99.1

VIA SEDAR

July 14, 2016

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Subject:	Acasti Pharma inc. (the “Corporation”)
Report on the Voting Results, in accordance with article 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations (“Regulation 51-102”)

Following the annual and special meeting of shareholders of the Corporation held on July 12, 2016 (the “AGM”), this report presents the items voted on during the AGM and the corresponding voting results, in accordance with article 11.3 of Regulation 51-102. For more detailed information on the proposals submitted to shareholders, please refer to the Proxy Management Circular of the Corporation dated June 14, 2016 (the “Circular”).

According to the scrutineers reports, being present in person or by proxy, were the holders of 6,693,736 common shares, or 62.49%, of the 10,712,038 common shares issued and outstanding on May 31, 2016, the record date for the AGM.

1.	Election of the directors of the Corporation for the ensuring year

	Votes in Favor	% In Favor	Votes Withheld	% Withheld
Jean-Marie (John) Canan	5,592,689	99.79%	11,738	0.21%
Roderick N. Carter	5,592,417	99.79%	12,010	0.21%
Janelle D’Alvise	5,597,512	99.88%	6,915	0.12%
James S. Hamilton	5,596,128	99.85%	8,299	0.15%
Leendert H. Staal	5,597,562	99.88%	6,865	0.12%

2.	Appointment of KPMG LLP as auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration

Votes in Favor	% In Favor	Votes Withheld	% Withheld
6,602,471	99.38%	41,208	0.62%

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3.	Ordinary resolution to approve certain amendments to the Corporation’s stock option plan, as previously approved by the board of directors of the Corporation (the “Board”), as more particularly described in the accompanying Circular

Votes in Favor	% In Favor	Votes Against	% Against
5,437,680	98.88%	61,850	1.12%

4.	Ordinary resolution to approve the grant of 525,000 options to purchase common shares of the Corporation, as previously approved by the Board, as more particularly described in the Circular

Votes in Favor	% In Favor	Votes Against	% Against
5,549,295	99.02%	55,132	0.98%

5.	Ordinary resolution to approve certain amendments to the Corporation’s equity incentive plan, as more particularly described in the Circular

Votes in Favor	% In Favor	Votes Against	% Against
5,440,251	98.92%	59,279	1.08%

Sincerely,

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger

Director, Corporate Affairs and Corporate Secretary

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